Exhibit 99.1
Alithya reports Q2 results and adjusted EBITDA margin improvement
Q2-2025 Highlights
•Revenues decreased 5.9% to $111.5 million, compared to $118.5 million for the same quarter last year.
•84% of revenues were generated from clients which we had in the same quarter last year.
•Gross margin decreased 1.9% to $34.1 million, compared to $34.8 million for the same quarter last year.
•Gross Margin as a Percentage of Revenues(1) increased to 30.6%, compared to 29.4% for the same quarter last year.
•Selling, general and administrative expenses decreased by $4.0 million, or 13.6%, to $25.9 million, compared to $29.9 million for the same quarter last year. On a sequential basis, selling, general and administrative expenses decreased by $5.8 million, from $31.7 million for the first quarter of this year.
•Net loss was $0.3 million, or $0.00 per share, compared to a net loss of $9.2 million, or $0.10 per share, for the same quarter last year.
•Adjusted Net Earnings(2) amounted to $5.3 million, representing an increase of $5.0 million, from $0.3 million for same quarter last year. This translated into Adjusted Net Earnings per Share(2) of $0.05, compared to $0.00 for the same quarter last year.
•Adjusted EBITDA(2) increased 44.0% to $9.3 million, for an Adjusted EBITDA Margin(2) of 8.3% of revenues, compared to $6.5 million, for an Adjusted EBITDA Margin of 5.4% of revenues, for the same quarter last year.
•Net cash from operating activities was $3.0 million, representing an increase of $20.3 million, from net cash used in operating activities of $17.3 million for the same quarter last year.
•Q2 Bookings(1) reached $84.0 million, which translated into a Book-to-Bill Ratio(1) of 0.75 for the quarter. The Book-to-Bill Ratio would be 0.85 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded.
•Backlog(1) represented approximately 16 months of trailing twelve-month revenues as at September 30, 2024.
•Signed 25 new clients.
MONTREAL, CANADA (November 14, 2024) – Alithya Group inc. (TSX: ALYA) (“Alithya” or the “Company” or "our") reported today its results for the second quarter of fiscal 2025 ended September 30, 2024. All amounts are in Canadian dollars unless otherwise stated.

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Summary of the financial results for the second quarter:

Financial Highlights (in thousands of $, except for margin percentages)	F2025-Q2	F2024-Q2
Revenues	111,514	118,492
Gross Margin	34,128	34,791
Gross Margin as a percentage of revenues (%)(1)	30.6%	29.4%
Selling, general and administrative expenses	25,869	29,930
Selling, general and administrative expenses as a percentage of revenues (%)(1)	23.2%	25.3%
Net Loss	(270)	(9,176)
Basic and Diluted Loss per Share	(0.00)	(0.10)
Adjusted Net Earnings(2)	5,260	258
Adjusted Net Earnings per Share(2)	0.05	0.00
Adjusted EBITDA(2)	9,298	6,456
Adjusted EBITDA Margin (%)(2)	8.3%	5.4%
(1)    These are other financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. See "Non-IFRS and Other Financial Measures" below.
(2)    These are non-IFRS financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. More information and quantitative reconciliations of Adjusted Net Earnings and Adjusted EBITDA to the most directly comparable IFRS measures are presented below under the caption “Non-IFRS and Other Financial Measures”. “Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.

Quote by Paul Raymond, President and CEO, Alithya:
“The Alithya team has delivered another quarter of bottom-line improvement in a challenging growth environment. Despite the softer summer revenue period for technology services, our gross margin as a percentage of revenues increased from 29.4 percent for the same period last year, to 30.6 percent this quarter. Additionally, our Adjusted EBITDA improved by 43 percent, up from 6.5 million dollars in the same quarter last year to 9.3 million dollars. Our Adjusted EBITDA margin reached 8.3 percent of revenues.

We reported revenue growth in the U.S. and within our International operations. Our second-quarter results also highlighted our continued reduction of SG&A expenses, as well as our focus on higher value services and diligent cash management.

We remain committed to carefully administering our net cash from operating activities, and to reducing our debt. In line with our strategic plan, management reasonably expects that those factors could contribute to sustainable growth and position us favorably to look for complementary M&A opportunities.”
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Second Quarter Results
Revenues
Revenues amounted to $111.5 million for the three months ended September 30, 2024, representing a decrease of $7.0 million, or 5.9%, from $118.5 million for the three months ended September 30, 2023.
Revenues in Canada decreased by $8.4 million, or 12.2%, to $59.6 million for the three months ended September 30, 2024, from $68.0 million for the three months ended September 30, 2023. The decrease in revenues was due primarily to one client's major transformation project reaching maturity and a reduction in revenues from a few government contracts, partially offset by organic growth in certain areas of the business, compared to the same quarter last year.
U.S. revenues increased by $1.1 million, or 2.3%, to $46.8 million for the three months ended September 30, 2024, from $45.7 million for the three months ended September 30, 2023, due primarily to organic growth in certain areas of the business, including a favorable US$ exchange rate impact of $0.8 million between the two periods, partially offset by a decrease in software revenues.
International revenues increased by $0.3 million, or 5.8%, to $5.1 million for the three months ended September 30, 2024, from $4.8 million for the three months ended September 30, 2023.
Gross Margin
Gross margin decreased by $0.7 million, or 1.9%, to $34.1 million for the three months ended September 30, 2024, from $34.8 million for the three months ended September 30, 2023. Gross margin as a percentage of revenues increased to 30.6% for the three months ended September 30, 2024, from 29.4% for the three months ended September 30, 2023.
In Canada, gross margin as a percentage of revenues increased, compared to the same quarter last year, mainly due to higher hourly billing rates and a proportionally larger decrease in the use of subcontractors compared to permanent employees.
In the U.S., gross margin as a percentage of revenues decreased slightly compared to the same quarter last year, primarily due to a decrease in software revenues, which historically had a higher gross margin as a percentage of revenues, partially offset by higher hourly billing rates and utilization.
International gross margin as a percentage of revenues increased compared to the same quarter last year, as certain projects had slower starts in the prior period, partially offset by reduced activities in Australia and lower utilization in certain jurisdictions in the current period.
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Selling, General and Administrative Expenses
Selling, general and administrative expenses totaled $25.9 million for the three months ended September 30, 2024, representing a decrease of $4.0 million, or 13.6%, from $29.9 million for the three months ended September 30, 2023. Selling, general and administrative expenses as a percentage of revenues amounted to 23.2% for the three months ended September 30, 2024, compared to 25.3% for the same period last year. The decrease in selling, general and administrative expenses was driven mainly by decreases of $1.8 million in employee compensation costs, primarily variable compensation, $0.5 million in professional fees, $0.5 million in non-cash share-based compensation, $0.5 million in business development costs, $0.3 million in travel costs, $0.2 million in recruiting fees, and $0.1 million in occupancy costs. On a sequential basis, selling, general and administrative expenses decreased by $5.8 million, from $31.7 million for the first quarter, due primarily to decreased employee compensation expenses, primarily variable compensation, and severance consisting of termination and benefit costs for key management personnel.
Net Loss
Net loss for the three months ended September 30, 2024 was $0.3 million, representing a decrease of $8.9 million, from $9.2 million for the three months ended September 30, 2023. The decreased net loss was driven by decreased selling, general and administrative expenses, decreased business acquisition, integration and reorganization costs, decreased amortization of intangibles and depreciation of property and equipment, decreased net financial expenses, and decreased income tax expense, partially offset by decreased gross margin caused by lower revenues for the three months ended September 30, 2024, compared to the three months ended September 30, 2023. On a per share basis, this translated into a basic and diluted net loss per share of $0.00 for the three months ended September 30, 2024, compared to a basic and diluted net loss of $0.10 per share for the three months ended September 30, 2023.
Adjusted Net Earnings
Adjusted Net Earnings amounted to $5.3 million for the three months ended September 30, 2024, representing an increase of $5.0 million from $0.3 million for the three months ended September 30, 2023, due primarily to decreased selling, general and administrative expenses, decreased depreciation of property and equipment and right-of-use assets, and decreased net financial expenses, partially offset by decreased gross margin caused by lower revenues and increased income tax expense. This translated into Adjusted Net Earnings per Share of $0.05 for the three months ended September 30, 2024, compared to $0.00 for the three months ended September 30, 2023.
Adjusted EBITDA
Adjusted EBITDA amounted to $9.3 million for the three months ended September 30, 2024, representing an increase of $2.8 million, or 44.0%, from $6.5 million for the three months ended September 30, 2023. As explained above, decreased selling, general and administrative expenses was partially offset by decreased gross margin caused by lower revenues. Adjusted EBITDA Margin was 8.3% for the three months ended September 30, 2024, compared to 5.4% for the three months ended September 30, 2023.

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Liquidity and Capital Resources
For the three months ended September 30, 2024, net cash from operating activities was $3.0 million, representing an increase of $20.3 million, or 117.3%, from net cash used in operating activities of $17.3 million for the three months ended September 30, 2023. The cash flows for the three months ended September 30, 2024 resulted primarily from the net loss of $0.3 million, plus $8.2 million of adjustments to the net loss, consisting primarily of non-cash items such as depreciation and amortization, share-based compensation, and deferred taxes, and of net financial expenses, partially offset by unrealized foreign exchange gain, and by $5.0 million in unfavorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended September 30, 2023 resulted primarily from the net loss of $9.2 million, plus $12.8 million of adjustments to the net loss, consisting primarily of non-cash items such as depreciation and amortization, share-based compensation, deferred taxes, and unrealized foreign exchange loss, and of net financial expenses, partially offset by $20.9 million in unfavorable changes in non-cash working capital items.
Unfavorable changes in non-cash working capital items of $5.0 million during the three months ended September 30, 2024 consisted primarily of a $8.6 million increase in accounts receivable and other receivables, a $1.9 million increase in tax credits receivable, and a $3.9 million decrease in accounts payable and accrued liabilities, partially offset by a $7.6 million decrease in unbilled revenues, $0.9 million decrease in prepaids, and a $0.8 million decrease in other assets, and a $0.1 million increase in deferred revenues. For the three months ended September 30, 2023, unfavorable changes in non-cash working capital items of $20.9 million consisted primarily of a $12.2 million decrease in accounts payable and accrued liabilities, $6.2 million increase in accounts receivable and other receivables, a $3.1 million increase in unbilled revenues, a $1.0 million increase in tax credits receivable, and a $0.6 million increase in other assets, partially offset by a $1.5 million decrease in prepaids and a $0.6 million increase in deferred revenues.
Six-Months Results
Revenues amounted to $232.4 million for the six months ended September 30, 2024, representing a decrease of $17.7 million, or 7.1%, from $250.1 million for the six months ended September 30, 2023. Gross margin decreased by $0.2 million, or 0.3%, to $72.7 million for the six months ended September 30, 2024, from $72.9 million for the six months ended September 30, 2023. Gross margin as a percentage of revenues increased to 31.3% for the six months ended September 30, 2024, from 29.1% for the six months ended September 30, 2023, despite annual salary increases which came into effect in the first quarter of this year. Adjusted EBITDA amounted to $19.4 million for the six months ended September 30, 2024, representing an increase of $3.9 million, or 24.8%, from $15.5 million for the six months ended September 30, 2023. Net loss for the six months ended September 30, 2024 was $3.0 million, representing a decrease of $13.4 million, from $16.4 million, for the six months ended September 30, 2023. On a per share basis, this translated into a basic and diluted net loss per share of $0.03 for the six months ended September 30, 2024, compared to a basic and diluted net loss of $0.17 per share for the six months ended September 30, 2023.

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Strategic Business Plan Outlook
Alithya embarked on a journey to be recognized as the trusted technology advisor of its clients. By the end of fiscal 2027, management believes that our achievement of this new scale and scope will allow us to leverage our industry knowledge, geographic presence, expertise, integrated offerings, and our position on the value chain to target higher value IT segments.
Our strategic process begins with our agile approach to aligning our offerings with the most pressing challenges being experienced within the sectors that we service, and in our ability to continuously reinforce the building blocks of trusted relationships with our clients, our people, our investors, and our partners. To ensure that we remain innovative and relevant, we strive to meet or exceed the expectations of our stakeholders, including optimizing employee experiences, assisting our clients in achieving their missions, and creating greater value for our investors.
More specifically, Alithya has developed a three-year strategic plan outlining objectives, keeping in mind our stakeholders' interests, with the primary goals detailed as follows:
•Increasing scale through organic growth and strategic acquisitions:
◦Organic Growth: Alithya aims to achieve between 5 and 10 percent annualized organic growth.
◦Acquisitions: Alithya plans to acquire complementary businesses totaling 150 million dollars of revenues.
◦AI and IP Solutions: Alithya intends to increase the utilization of its AI and intellectual property solutions.
•Providing our investors, partners and stakeholders with long-term growing return on investment:
◦Profitability: Alithya’s Adjusted EBITDA Margin(1) is targeted to increase to within the range of 11 to 13 percent.
◦Smart shoring centers: Alithya aims to deliver an increasing percentage of its business through smart shoring centers.
◦Environmental goal: Alithya endeavours to obtain Carbon Care Certification® (Level 1), and to initiate steps towards achieving carbon neutrality certification (Level 2).
These objectives set out in our three-year strategic plan launched on April 1, 2024, are based on our current business plan and strategies and are not intended to be a forecast or a projection of future results. Rather, they are objectives that we seek to achieve from the execution of our strategy over time, and contemplate our historical performance and certain assumptions including but not limited to (i) our ability to execute our growth strategies, (ii) our ability to identify and acquire complementary businesses on accretive terms, and (iii) our estimates and expectations in relation to future economic and business conditions and other factors.
1 This is a non-IFRS financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 7.8 titled “EBITDA and Adjusted EBITDA” for a quantitative reconciliation to the most directly comparable IFRS measure for the three months and six months ended September 30, 2024 and 2023.
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Forward-Looking Statements and Financial Outlook
This press release contains statements that may constitute “forward-looking information”, "forward-looking statements" or "financial outlook" within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this press release include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-year strategic plan; (iii) our ability to maintain and develop our business, including by broadening the scope of our service offerings, by leveraging artificial intelligence ("AI"), our geographic presence, our expertise, and our integrated offerings, and by entering into new contracts and penetrating new markets; (iv) our strategy, future operations, and prospects, including our expectations regarding future revenue resulting from bookings and backlog and providing stakeholders with long-term growing return on investment; (v) our ability to service our debt and raise additional capital; (vi) our estimates regarding our financial performance, including our revenues, profitability, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to identify suitable acquisition targets and realize the expected synergies or cost savings relating to their integration, and (viii) our ability to balance, meet and exceed the needs of our stakeholders.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and strategic business plan outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of Alithya's Management Discussion and Analysis ("MD&A") for the year ended March 31, 2024, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to
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update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
Non-IFRS and Other Financial Measures
This press release includes certain measures which have not been prepared in accordance with IFRS and other financial measures. Adjusted Net Earnings, Adjusted Net Earnings per Share, EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS measures and Bookings, Book-to-Bill Ratio, Backlog, Gross Margin as a Percentage of Revenues and Selling, General and Administrative Expenses as a Percentage of Revenues are other financial measures used in this press release. These measures are provided as additional information to complement IFRS measures by providing further understanding of Alithya's results of operations from management's perspective. They do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. They should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. They are used to provide investors with additional insight into Alithya's operating performance and thus highlight trends in Alithya's business that may not otherwise be apparent when relying solely on IFRS measures. Additional details for these non-IFRS and other financial measures can be found in section 5, “Non-IFRS and Other Financial Measures”, of Alithya’s MD&A for the quarter ended September 30, 2024, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, which includes explanations of the composition and usefulness of these non-IFRS financial measures and non-IFRS ratios and is incorporated by reference in this press release.
The following table reconciles net loss to Adjusted Net Earnings:

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands)	2024	2023	2024	2023
	$	$	$	$
Net loss	(270)	(9,176)	(3,032)	(16,421)
Business acquisition, integration and reorganization costs	549	2,663	1,332	3,768
Amortization of intangibles	4,635	6,177	9,279	13,001
Share-based compensation	1,039	1,595	2,724	3,673
Impairment of property and equipment and right-of-use assets and loss on lease termination	—	—	—	1,383
Severance	—	—	1,502	—
Effect of income tax related to above items	(693)	(1,001)	(1,599)	(2,154)
Adjusted Net Earnings (1)(2)	5,260	258	10,206	3,250
Basic and diluted loss per share	(0.00)	(0.10)	(0.03)	(0.17)
Adjusted Net Earnings per Share (1)(2)	0.05	0.00	0.11	0.03

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the quarter ended September 30, 2024, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
(2) Figures for the three and six months ended September 30, 2023 reflect adjustments for certain changes to the calculations and assumptions.
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The following table reconciles net loss to EBITDA and Adjusted EBITDA:

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands)	2024	2023	2024	2023
	$	$	$	$
Revenues	111,514	118,492	232,389	250,087
Net loss	(270)	(9,176)	(3,032)	(16,421)
Net financial expenses	1,502	3,073	3,874	6,293
Income tax expense	482	514	1,238	664
Depreciation	1,102	1,498	2,197	3,166
Amortization of intangibles	4,635	6,177	9,279	13,001
EBITDA (1)	7,451	2,086	13,556	6,703
EBITDA Margin (1)	6.7%	1.8%	5.8%	2.7%
Adjusted for:
Foreign exchange loss (gain)	259	112	242	(16)
Share-based compensation	1,039	1,595	2,724	3,673
Business acquisition, integration and reorganization costs	549	2,663	1,332	3,768
Impairment of property and equipment and right-of-use assets and loss on lease termination	—	—	—	1,383
Severance	—	—	1,502	—
Adjusted EBITDA (1)	9,298	6,456	19,356	15,511
Adjusted EBITDA Margin (1)	8.3%	5.4%	8.3%	6.2%

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the quarter ended September 30, 2024, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
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Second Quarter Conference Call
Alithya will hold a conference call to discuss second quarter results on November 14, 2024, at 9:00 a.m. Eastern Time. Interested parties can join the call by dialing 1-800-990-4777, or via webcast at https://app.webinar.net/eKOybRElEGg. A replay will be made available until November 21, 2024 (conference replay information: 1-888-660-6345, 15493#).
About Alithya
Empowered by the passion and enthusiasm of a talented global workforce, Alithya is positioned on the crest of the digital wave as a trusted advisor in strategy and digital technology services. Transforming the world one digital step at a time, Alithya leverages collective intelligence and expertise to develop practical IT solutions tailored to complex business challenges. As shared stewards of its clients' success, Alithya accompanies them through the full cycle of their digital evolutions, paving new roads to the future of their businesses.

Living up to its name, meaning truth, Alithya embraces a business model that avoids industry buzzwords and technical jargon to deliver straight talk provided by collaborative teams focused on three main pillars: strategic consulting, enterprise transformation, and business enablement.

With gender parity and carbon care certifications already obtained, and in pursuit of indigenous relations and carbon neutral certifications, Alithya strives to balance its desire to do the right thing with its commitment to doing things right.
Source:
Benjamin Cerantola
Director of Communications
benjamin.cerantola@alithya.com

Note to readers: Management’s Discussion and Analysis and the interim consolidated financial statements and notes for the three and six months ended September 30, 2024 are available on SEDAR+ at www.sedarplus.com, on EDGAR at www.sec.gov and on the Company’s website at www.alithya.com. Shareholders may, upon request, receive a hard copy of these documents free of charge.
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